Exhibit 99.1

21 May 2018
Midatech Pharma PLC
("Midatech", "Company" or "Group")

Midatech commences equivalence study in exploratory phase of Q-Octreotide (MTD201) for carcinoid cancer and acromegaly

-	Initial dosing administered in potentially pivotal phase for core near-to-market oncology asset

Midatech (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology and immunotherapy, today announces that it has commenced initial dosing in the first in-human study of the Company’s sustained release product Q-Octreotide (MTD201) for the treatment of carcinoid cancer and acromegaly, two rare and debilitating hormone-based tumours with high mortality and morbidity rates.

The clinical equivalence study is being conducted in 24 healthy subjects in a double-blind, randomised, parallel group protocol to evaluate the interchangeability between Q-Octreotide and the reference product, Sandostatin® LAR® (“SLAR”), following single dose administration. The aim is to establish equivalence of Q-Octreotide with SLAR, and to show that it can achieve safe and effective growth hormone levels in patients. The Company expects data for this study to be available in the second half of 2018 and intends to expand the study into a pivotal registration study, of similar design in up to 100 subjects, to complete in the first half of 2019.

The Company is seeking the same marketing product label indications as SLAR. Moreover, the Company plans to highlight the potential advantages of Q-Octreotide with prescribers and regulators. These advantages, made possible by Midatech’s novel sustained release microsphere (Q-Sphera) technology, include: improved speed and simplicity of reconstitution along with fewer errors, a less painful injection with fewer blockages, minimal wastage with fewer repeat injections and errors, and improved economics.

Pending positive clinical data showing equivalence and completion of commercial scale manufacture requirements, the Company expects to file for marketing authorisation with the U.S. Food and Drug Administration (FDA) in 2020. The Company believes Q-Octreotide could capture up to 5% of the $2 billion annual market for SLAR1.

Midatech’s CEO-designate, Dr Craig Cook, commented: “We are pleased to initiate this key study for one of our core programmes in oncology, MTD201, which also represents an important milestone for our sustained release Q-Sphera technology and its potential use in future products. Having resolved important manufacturing challenges and requirements, and incorporated invaluable regulatory authority feedback into the program design, we are confident that we have a robust study which will provide meaningful data on MTD201 in the second half of this year. Our pre-clinical data so far illustrates the interchangeability as well as numerous benefits of Q-Octreotide as a therapy for the debilitating and lethal diseases of carcinoid cancer and acromegaly versus the standard of care. We are working hard to bring this product to market to offer patients, physicians and payors an alternative choice for treating these diseases.”

1 www.novartis.com; www.ipsen.com

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

- Ends -

For more information, please contact:

Midatech Pharma PLC
Craig Cook, CEO-designate
Nick Robbins-Cherry, CFO
Tel: +44 (0)1235 888 300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Freddy Crossley / Emma Earl / Ryan McCarthy
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Nicholas Brown
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC
Midatech is an international specialty pharmaceutical company focused on the research and development of a pipeline of medicines for oncology and immunotherapy. Midatech's strategy is to internally develop oncology products, and to drive growth both organically and through strategic acquisitions. The Company's R&D activities are focused on three innovative platform technologies to deliver drugs at the "right time, right place": gold nanoparticles ("GNPs") to enable targeted delivery; Q-Sphera polymer microspheres to enable sustained release ("SR") delivery; and Nano Inclusion ("NI") to provide local delivery of therapeutics, initially to the brain. Midatech Pharma US is the Group’s US commercial operation, with four cancer supportive care products and two further co-promoted products. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

About carcinoid cancer and acromegaly
Carcinoid cancer is a cancer of the neuroendocrine system in which tumours can grow in various regions of the body. Around 15,000 people are diagnosed with carcinoid tumours every year in the UK and the US.2 3 Acromegaly is an endocrine system disorder which develops when the pituitary gland produces excessive amounts of growth hormone. Around 4 people per million are diagnosed with acromegaly annually.4 Both conditions are rare and have high mortality and morbidity rates.

2 www.cancerresearchuk.org
3 www.cancer.net
4 www.pmj.bmj.com

Forward-Looking Statements
Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the ability of Midatech to successfully test, manufacture, produce or commercialize products for conditions using the nanoparticle and sustained release drug delivery platforms, and the ability for products in development to achieve positive clinical results, and the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.